                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                      BBJ ENVIRONMENTAL TECHNOLOGIES, INC.
                       (FORMERLY OMEGA DEVELOPMENT, INC.)
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    682071105
                                 (CUSIP Number)

                                OLIVIER D'AURIOL
                                 C - F RAMUZ 111
                             1009 PULLY, SWITZERLAND
                          TEL. NO.: 011-41-21-711-0170
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                                NANCY FUCHS, ESQ.
                                KAYE SCHOLER LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                                FEBRUARY 28, 2004
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 682071105                                           PAGE 3 OF 13 PAGES

-------------------------------------------------------------------------------
  1            NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Olivier d'Auriol
--------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (SEE INSTRUCTIONS)                                        (A) /X/
                                                                         (B) / /
--------------------------------------------------------------------------------
  3            SEC USE ONLY

--------------------------------------------------------------------------------
  4            SOURCE OF FUNDS (SEE INSTRUCTIONS)

               PF, OO
--------------------------------------------------------------------------------
  5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEM 2(D) OR 2(E)                                            / /

--------------------------------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION

               Switzerland
--------------------------------------------------------------------------------
               7        SOLE VOTING POWER

  NUMBER OF             1,114,640
    SHARES     -----------------------------------------------------------------
 BENEFICIALLY  8        SHARED VOTING POWER
   OWNED BY
     EACH               0
  REPORTING    -----------------------------------------------------------------
    PERSON     9        SOLE DISPOSITIVE POWER
     WITH
                        1,114,640
--------------------------------------------------------------------------------
  10             SHARED DISPOSITIVE POWER

                 17,017,979; including 9,035,146, 150,000, 100,000 and 170,000 through Olivier d'Auriol Asset Management SA as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA, Credit
                 Agricole Indosuez, Credit Suisse Geneva and Dexia Banque
                 Internationale a Luxembourg, respectively; and 7,292,833 and
                 270,000 through La Valliere Asset Management SA as asset
                 manager for Banque Privee Edmond de Rothschild Luxembourg SA and Dexia Banque Internationale a Luxembourg, respectively.
--------------------------------------------------------------------------------
  11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 18,132,619; including 9,035,146, 150,000, 100,000 and
                 170,000 through Olivier d'Auriol Asset Management SA as
                 asset manager for Banque Privee Edmond de Rothschild
                 Luxembourg SA, Credit Agricole Indosuez, Credit Suisse Geneva and Dexia Banque Internationale a Luxembourg, respectively;
                 and 7,292,833 and 270,000 through La Valliere Asset Management SA as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA and Dexia Banque Internationale a Luxembourg, respectively.
--------------------------------------------------------------------------------
  12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES (SEE INSTRUCTIONS)                                   / /

--------------------------------------------------------------------------------
  13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 31.0%
--------------------------------------------------------------------------------
  14             TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 682071105                                           PAGE 4 OF 13 PAGES

-------------------------------------------------------------------------------
  1            NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Olivier d'Auriol Asset Management SA
--------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (SEE INSTRUCTIONS)                                        (A) /X/
                                                                         (B) / /
--------------------------------------------------------------------------------
  3            SEC USE ONLY

--------------------------------------------------------------------------------
  4            SOURCE OF FUNDS (SEE INSTRUCTIONS)

               N/A
--------------------------------------------------------------------------------
  5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEM 2(D) OR 2(E)                                            / /

--------------------------------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION

               Switzerland
--------------------------------------------------------------------------------
               7        SOLE VOTING POWER

  NUMBER OF             0
    SHARES     -----------------------------------------------------------------
 BENEFICIALLY  8        SHARED VOTING POWER
   OWNED BY
     EACH               0
  REPORTING    -----------------------------------------------------------------
    PERSON     9        SOLE DISPOSITIVE POWER
     WITH
                        0
--------------------------------------------------------------------------------
  10             SHARED DISPOSITIVE POWER

                 9,455,146; including 9,035,146, 150,000, 100,000 and 170,000 in its capacity as asset manager for Banque Privee Edmond de
                 Rothschild Luxembourg SA, Credit Agricole Indosuez, Credit
                 Suisse Geneva and Dexia Banque Internationale a Luxembourg,
                 respectively.
--------------------------------------------------------------------------------
  11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 9,455,146; including 9,035,146, 150,000, 100,000 and
                 170,000 in its capacity as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA, Credit Agricole
                 Indosuez, Credit Suisse Geneva and Dexia Banque
                 Internationale a Luxembourg, respectively.
--------------------------------------------------------------------------------
  12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES (SEE INSTRUCTIONS)                                   / /

--------------------------------------------------------------------------------
  13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 16.2%
--------------------------------------------------------------------------------
  14             TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 682071105                                           PAGE 5 OF 13 PAGES

-------------------------------------------------------------------------------
  1            NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Lucie d'Auriol
--------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (SEE INSTRUCTIONS)                                        (A) /X/
                                                                         (B) / /
--------------------------------------------------------------------------------
  3            SEC USE ONLY

--------------------------------------------------------------------------------
  4            SOURCE OF FUNDS (SEE INSTRUCTIONS)

               N/A
--------------------------------------------------------------------------------
  5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEM 2(D) OR 2(E)                                            / /

--------------------------------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION

               Canada and Switzerland
--------------------------------------------------------------------------------
               7        SOLE VOTING POWER

  NUMBER OF             0
    SHARES     -----------------------------------------------------------------
 BENEFICIALLY  8        SHARED VOTING POWER
   OWNED BY
     EACH               0
  REPORTING    -----------------------------------------------------------------
    PERSON     9        SOLE DISPOSITIVE POWER
     WITH
                        0
--------------------------------------------------------------------------------
  10             SHARED DISPOSITIVE POWER

                 17,017,979; including 9,035,146, 150,000, 100,000 and 170,000 through Olivier d'Auriol Asset Management SA as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA, Credit
                 Agricole Indosuez, Credit Suisse Geneva and Dexia Banque
                 Internationale a Luxembourg, respectively; and 7,292,833 and
                 270,000 through La Valliere Asset Management SA as asset
                 manager for Banque Privee Edmond de Rothschild Luxembourg SA and Dexia Banque Internationale a Luxembourg, respectively.
-------------------------------------------------------------------------------
  11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 17,017,979; including 9,035,146, 150,000, 100,000 and
                 170,000 through Olivier d'Auriol Asset Management SA as
                 asset manager for Banque Privee Edmond de Rothschild
                 Luxembourg SA, Credit Agricole Indosuez, Credit Suisse
                 Geneva and Dexia Banque Internationale a Luxembourg, respectively; and 7,292,833 and 270,000 through La
                 Valliere Asset Management SA as asset manager for Banque
                 Privee Edmond de Rothschild Luxembourg SA and Dexia
                 Banque Internationale a Luxembourg, respectively.
--------------------------------------------------------------------------------
  12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES (SEE INSTRUCTIONS)                                   / /

--------------------------------------------------------------------------------
  13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 29.1%
--------------------------------------------------------------------------------
  14             TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 682071105                                           PAGE 6 OF 13 PAGES

-------------------------------------------------------------------------------
  1            NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               La Valliere SA
--------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (SEE INSTRUCTIONS)                                        (A) /X/
                                                                         (B) / /
--------------------------------------------------------------------------------
  3            SEC USE ONLY

--------------------------------------------------------------------------------
  4            SOURCE OF FUNDS (SEE INSTRUCTIONS)

               N/A
--------------------------------------------------------------------------------
  5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEM 2(D) OR 2(E)                                            / /

--------------------------------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION

               Luxembourg
--------------------------------------------------------------------------------
               7        SOLE VOTING POWER

  NUMBER OF             0
    SHARES     -----------------------------------------------------------------
 BENEFICIALLY  8        SHARED VOTING POWER
   OWNED BY
     EACH               0
  REPORTING    -----------------------------------------------------------------
    PERSON     9        SOLE DISPOSITIVE POWER
     WITH
                        0
--------------------------------------------------------------------------------
  10             SHARED DISPOSITIVE POWER

                 17,017,979; including 9,035,146, 150,000, 100,000 and 170,000 through Olivier d'Auriol Asset Management SA as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA, Credit
                 Agricole Indosuez, Credit Suisse Geneva and Dexia Banque
                 Internationale a Luxembourg, respectively; and 7,292,833 and
                 270,000 through La Valliere Asset Management SA as asset
                 manager for Banque Privee Edmond de Rothschild Luxembourg SA and Dexia Banque Internationale a Luxembourg, respectively.
-------------------------------------------------------------------------------
  11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 17,017,979; including 9,035,146, 150,000, 100,000 and
                 170,000 through Olivier d'Auriol Asset Management SA as
                 asset manager for Banque Privee Edmond de Rothschild
                 Luxembourg SA, Credit Agricole Indosuez, Credit Suisse
                 Geneva and Dexia Banque Internationale a Luxembourg, respectively; and 7,292,833 and 270,000 through La
                 Valliere Asset Management SA as asset manager for Banque
                 Privee Edmond de Rothschild Luxembourg SA and Dexia
                 Banque Internationale a Luxembourg, respectively.
--------------------------------------------------------------------------------
  12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES (SEE INSTRUCTIONS)                                   / /

--------------------------------------------------------------------------------
  13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 29.1%
--------------------------------------------------------------------------------
  14             TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 682071105                                           PAGE 7 OF 13 PAGES

-------------------------------------------------------------------------------
  1            NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               La Valliere Asset Management SA
--------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (SEE INSTRUCTIONS)                                        (A) /X/
                                                                         (B) / /
--------------------------------------------------------------------------------
  3            SEC USE ONLY

--------------------------------------------------------------------------------
  4            SOURCE OF FUNDS (SEE INSTRUCTIONS)

               N/A
--------------------------------------------------------------------------------
  5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEM 2(D) OR 2(E)                                            / /

--------------------------------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION

               Mauritius
--------------------------------------------------------------------------------
               7        SOLE VOTING POWER

  NUMBER OF             0
    SHARES     -----------------------------------------------------------------
 BENEFICIALLY  8        SHARED VOTING POWER
   OWNED BY
     EACH               0
  REPORTING    -----------------------------------------------------------------
    PERSON     9        SOLE DISPOSITIVE POWER
     WITH
                        0
--------------------------------------------------------------------------------
  10             SHARED DISPOSITIVE POWER

                 7,562,833; including 7,292,833 and 270,000 through La
                 Valliere Asset Management SA as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA and Dexia Banque Internationale a Luxembourg, respectively.

-------------------------------------------------------------------------------
  11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 7,562,833; including 7,292,833 and 270,000 through La
                 Valliere Asset Management SA as asset manager for Banque
                 Privee Edmond de Rothschild Luxembourg SA and Dexia
                 Banque Internationale a Luxembourg, respectively.
--------------------------------------------------------------------------------
  12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES (SEE INSTRUCTIONS)                                   / /

--------------------------------------------------------------------------------
  13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 13.1%
--------------------------------------------------------------------------------
  14             TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 CO
--------------------------------------------------------------------------------

      The Reporting Persons set forth on the cover pages hereto hereby amend the report on Schedule 13D filed in respect of the events of November 9, 2000 (the "Schedule 13D"), as amended on November 15, 2002 and May 5, 2003, in respect of the Common Stock, par value $0.001 per share, of BBJ Environmental Technologies, Inc., formerly Omega Development, Inc., as set forth below. Unless otherwise indicated, each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Items 2.a., 3 and 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

Item 2. Identity and Background

      a. The names of the persons filing this statement are Olivier d'Auriol, Lucie d'Auriol, La Valliere SA, a Luxembourg corporation ("La Valliere"), Olivier d'Auriol Asset Management SA, a Swiss corporation ("OAAM") and La Valliere Asset Management SA, a Mauritius corporation ("LVAM") (Olivier d'Auriol, Lucie d'Auriol, La Valliere, OAAM and LVAM are collectively referred to herein as the "Reporting Persons"). The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"). Olivier d'Auriol and Lucie d'Auriol each own 50% of the outstanding capital stock of La Valliere, and La Valliere owns 100% of the outstanding capital stock of OAAM and 100% of the outstanding capital stock of LVAM.

      OAAM has discretion regarding investment decisions as asset manager for Banqu Privee Edmond de Rothschild Luxembourg SA, Credit Agricole Indosuez, Credit Suisse Geneva and Dexia Banque Internationale a Luxembourg, which beneficially own 9,035,146, 150,000, 100,000 and 170,000 shares, respectively, of Issuer's Common Stock, 665,146 of which are issuable upon exercise of shares of currently exercisable warrants. LVAM has discretion regarding investment decisions as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA and Dexia Banque Internationale a Luxembourg, which beneficially owns 7,292,833 and 270,000 shares, respectively, of Issuer's Common Stock, 77,333 of which are issuable upon exercise of currently exercisable warrants.

      The names of the directors of La Valliere are Oliver d'Auriol, Lucie d'Auriol, Stephan Oostvogels and Guy de Muyser. La Valliere has no officers.

      The sole director and officer of OAAM is Oliver d'Auriol.

      The directors of LVAM are Patrice de Speville, Jocelyn de Chasteauneuf and Lina Quennette. The officers of LVAM are Jocelyn de Chasteauneuf and Lina Quennette.

Item 3. Source and Amount of Funds or Other Consideration.

      Each acquisition of securities by Olivier d'Auriol was out of personal funds.

      In November 2000, Issuer issued to Olivier d'Auriol 70,000 shares of its Common Stock as compensation for services rendered to the Company in connection with a private equity financing transaction.

      In May 2001, Issuer granted to each member of its board of directors, including Mr. d'Auriol, options to acquire up to 40,000 shares of its Common Stock at an exercise price of $1.25 per share.

      In December 2000, Olivier d'Auriol acquired 190,000 shares of Issuer's Common Stock for an aggregate purchase price of $142,500. The subscription agreement provided that the Issuer would have to issue additional shares of its Common Stock to Mr. d'Auriol if it did not achieve certain financial targets. Issuer did not achieve the targets and in November 2001, pursuant to the terms of the subscription agreement, issued an additional 190,000 shares of its Common Stock to Mr. d'Auriol.

      In August 2002, Mr. d'Auriol acquired 220,000 shares of Issuer's Common Stock and options to acquire up to 24,640 shares of Issuer's Common Stock for an aggregate purchase price of $30,800. The options are exercisable to acquire shares of Issuer's Common Stock at a price per share of $.30.

      In October 2002, the Issuer granted options to each member of its board of directors, including options to acquire 80,000 shares of its Common Stock at an exercise price of $.50 per share to Mr. d'Auriol.

      In November 2002, Credit Agricole Indosuez, through an account managed by Olivier d'Auriol Asset Management, acquired 50,000 shares of Issuer's Common Stock for an aggregate purchase price of $6,500.

      In November 2002, Banque Privee Edmond de Rothschild, through an account managed by Olivier d'Auriol Asset Management SA, acquired 4,900,000 shares of Issuer's Common Stock and warrants exercisable to acquire up to 431,200 shares of Issuer's Common Stock for an aggregate purchase price of $539,000. The exercise price on the warrants are $.30 per share of Common Stock.

      In December 2002, Banque Privee Edmond de Rothschild, through an account managed by La Valliere Asset Management SA, acquired 500,000 shares of Issuer's Common Stock and warrants exercisable to acquire up to 44,000 shares of Issuer's Common Stock for an aggregate purchase price of $55,000. The exercise price on the warrants are $.30 per share of Common Stock.

      In December 2002, management of an account held by Dexia Banque Internationale a Luxembourg containing 100,000 shares of Issuer's Common Stock was transferred from La Valliere Asset Management SA to Olivier d'Auriol Asset Management SA.

      In January 2003, Dexia Banque Internationale a Luxembourg, through an account managed by Olivier d'Auriol Asset Management SA, acquired 70 000 shares of Issuer's Common Stock for an aggregate purchase price of $9,800.

      In January 2003, Credit Suisse Geneva bought, through an account managed by Olivier d'Auriol Asset Management SA, acquired 100 000 shares of Issuer's Common Stock for an aggregate purchase price of $14,000.

      In February 2003, Credit Agricole Indosuez, through an account managed by Olivier d'Auriol Asset Management SA, acquired 100 000 shares of Issuer's Common Stock for an aggregate purchase price of $14,000.

      In February 28 2003, La Valliere Asset Management ceased to be the manager of an account held by Joseph, LLC, which owns 1,040,000 shares of Issuer's Common Stock.

      In May 2003, Dexia Banque Internationale Luxembourg, through an account managed by La Valliere Asset Management SA, has transferred 270,000 shares of Issuer's Common Stock to Banque Privee Edmond de Rothschild.

      In May 2003, Banque Privee Edmond de Rothschild, through an account managed by Olivier d'Auriol Asset Management SA, acquired 310,000 shares of Issuer's Common Stock and warrants exercisable to acquire up to 27,280 shares of Issuer's Common Stock for an aggregate purchase price of $34,100. The exercise price on the warrants are 0.30$ per share of Common Stock.

      In June 2003, Mr. d'Auriol acquired 300,000 shares of Issuer's Common Stock for an aggregate purchase price of $33,000.

      In June 2003, Banque Privee Edmond de Rothschild, through an account managed by Olivier d'Auriol Asset Management SA, acquired 300,000 shares of Issuer's Common Stock for an aggregate purchase price of $33,000.

      In November 2003, Union Bancaire Privee, through an account managed by La Valliere Asset Management SA, has acquired 1,000,000 shares of Issuer's Common Stock and warrants exercisable to acquire up to 333,333 shares of Issuer's Common Stock for an aggregate purchase price of $250,000. The exercise price on the warrants are 0.25$ per share of Common Stock

      In January 2004, Banque Privee Edmond de Rothschild, through an account managed by Olivier d'Auriol Asset Management SA, acquired 220,000 shares of Issuer's Common Stock and warrants exercisable to acquire up to 73,333 shares of Issuer's Common Stock for an aggregate purchase price of $55,000. The exercise price on the warrants are 0.25$ per share of Common Stock.

      In January 2004, Banque Privee Edmond de Rothschild, through an account managed by La Valliere Asset Management SA, acquired 100,000 shares of Issuer's Common Stock and warrants exercisable to acquire up to 33,333 shares of Issuer's Common Stock for an aggregate purchase price of $25,000. The exercise price on the warrants are 0.25$ per share of Common Stock.

      In February 2004, Banque Privee Edmond de Rothschild, through an account managed by La Valliere Asset Management SA, acquired 4,545,500 shares of Issuer's Common for an aggregate purchase price of $500,005.

      In March 2004, Banque Privee Edmond de Rothschild, through an account managed by La Valliere Asset Management SA, acquired 1,800,000 shares of Issuer's Common for an aggregate purchase price of $198,000.

      In March 2004, La Valliere Asset Management SA ceased to be the manager of two accounts held by Union Bancaire Privee, which own 9,008,000 shares of Issuer's Common Stock and warrants exercisable to acquire up to 746,933 shares of Issuer's Common Stock.

      In July 2004, Banque Privee Edmond de Rothschild, through an account managed by Olivier d'Auriol Asset Management SA, acquired 400,000 shares of Issuer's Common Stock and warrants exercisable to acquire up to 133,333 shares of Issuer's Common Stock for an aggregate purchase price of $100,000. The exercise price on the warrants are $0.25 per share of Common Stock.

      Each acquisition of securities over which a Reporting Person has investment power was made with client funds.

Item 5. Interest in Securities of the Issuer.

      The Reporting Persons' respective beneficial ownership (within the meaning of Rule 13d-3 promulgate under the Securities and Exchange Act of 1934, as amended) is determined based on the 57,648,078 shares of the Issuer's Common Stock outstanding as of July 31, 2004.

      Olivier d'Auriol directly holds 970,000 shares of Common Stock and options exercisable to acquire up to 144,640 shares of Common Stock.

      Olivier d'Auriol, Lucie d'Auriol and La Valliere have investment power with respect to 17,017,979 shares of Issuer's Common Stock (9,035,146, 150,000, 100,000 and 170,000 through OAAM as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA, Credit Agricole Indosuez, Credit Suisse Geneva and Dexia Banque Internationale a Luxembourg, respectively; and 7,292,833 and 270,000 through La Valliere Asset Management SA as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA and Dexia Banque Internationale a Luxembourg, respectively); including warrants exercisable to acquire up to 742,279 shares of Issuer's Common Stock. Thus, Olivier d'Auriol is the beneficial owner (which pursuant to Rule 13d - 3(a)(2) includes shares over which Mr. d'Auriol has voting and/or investment power) of approximately 31.0% of the issued and outstanding Common Stock of the Issuer and Lucie d'Auriol and La Valliere are each the beneficial owners of approximately 29.1% of the Issuer's issued and outstanding Common Stock.

      LVAM has investment power with respect to 7,562,833 shares of Issuer's Common Stock (7,292,833 and 270,000 shares of Issuer's Common Stock as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA and Dexia Banque Internationale a Luxembourg, respectively) including warrants exercisable to acquire up to 77,333 shares of Issuer's Common Stock. LVAM, therefore, is the beneficial owner of approximately 13.1% of the Issuer's issued and outstanding Common Stock.

      OAAM has investment power with respect to 9,035,146, 150,000, 100,000 and 170,000 shares of Issuer's Common Stock as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA, Credit Agricole Indosuez, Credit Suisse Geneva and Dexia Banque Internationale a Luxembourg, including 665,146 shares issuable upon exercise of currently exercisable warrants. OAAM, therefore, is the beneficial owner of approximately 16.2% of the Issuer's issued and outstanding Common Stock.

      Item 3 above contains information regarding specific transactions by the Reporting Persons.

                                    SIGNATURE

      After reasonable inquiry and, to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Dated: September 10, 2004


                                   /s/ Olivier d'Auriol
                                   --------------------------------------
                                   Olivier d'Auriol

                                   /s/ Lucie d'Auriol
                                   --------------------------------------
                                   Lucie d'Auriol

                                   LA VALLIERE SA


                                   By: /s/ Olivier d'Auriol
                                       -----------------------------------
                                   Name: Olivier d'Auriol
                                   Title: President

                                   OLIVIER D'AURIOL ASSET
                                   MANAGEMENT SA


                                   By: /s/ Olivier d'Auriol
                                       -----------------------------------
                                   Name: Olivier d'Auriol
                                   Title: President

                                   LA VALLIERE ASSET MANAGEMENT SA

                                   By: /s/ Jocelyn de Chasteauneuf
                                       -----------------------------------
                                   Name: Jocelyn de Chasteauneuf
                                   Title: Chief Executive Officer